SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities and Exchange Act of 1934
(Amendment No. 1)*


Bellwether Exploration Company
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

079 895 108
(CUSIP Number)



Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(Continued on following pages(s))

Page 1 of 5 Pages

CUSIP No. 079 895 108         13G               Page 2 of 5 Pages

________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SEARS, ROEBUCK AND CO.
      36-1750680
________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      N/A                                       (a) ___
                                                (b) ___
________________________________________________________________________
3     SEC USE ONLY

________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
________________________________________________________________________
            5     SOLE VOTING POWER

                  1,340,584
NUMBER OF   ____________________________________________________________
SHARES      6     SHARED VOTING POWER
BENEFICIALLY      NONE
OWNED BY    ____________________________________________________________
EACH        7     SOLE DISPOSITIVE POWER
REPORTING         1,340,584
PERSON      ____________________________________________________________
WITH        8     SHARED DISPOSITIVE POWER

                  NONE
________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,340,584
________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      N/A
________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      16.68%
________________________________________________________________________
12    TYPE OF REPORTING PERSON*

      HC
________________________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1      (a)         Name of Issuer:
                              Bellwether Exploration Company

            (b)         Address of Issuer's Principal Executive Offices:
                              1331 Lamar, Suite 1455
                              Houston, Texas  77010

Item 2      (a)         Name of Person Filing:
                              Sears, Roebuck and Co.

            (b)         Address of Principal Business Office:
                              8000 Sears Tower
                              Chicago, Illinois  60684

            (c)         Citizenship:
                              New York

            (d)         Title of Class of Securities:
                              Shares of Common Stock

            (e)         CUSIP Number:  079 895 108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  (  )   Broker or Dealer registered under Section 15 of
                        the Act

            (b)  (  )   Bank as defined in section 3(a)(6) of the Act

            (c)  (  )   Insurance Company as defined in Section 3(a)(19)
                        of the Act

            (d)  (  )   Investment Company registered under section 8 of
                        the Investment Company Act

            (e)  (  )   Investment Adviser registered under section 203 of
                        the Investment Advisers Act of 1940

            (f)  (  )   Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or
                        Endowment Fund; see subparagraph
                        240.13d-1(b)(1)(ii)(F)

            (g)  ( X)   Parent Holding Company, in accordance with sub-
                        paragraph 240.13d-1(b)(ii)(G) (Note:  See Item 7)

            (h)  (  )   Group, in accordance with subparagraph 240.13d-1
                        (b)(1)(ii)(H)

                            Page 3 of 5 Pages

Item 4                  Ownership.

                        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)         Amount Beneficially Owned:
                        1,340,584

            (b)         Percent of Class:
                              16.68%

            (c)         Number of shares as to which such person (1) has:

                              (i)   sole power to vote or to direct the
vote
                                    1,340,584

                             (ii)   shared power to vote or to direct the
                                    vote
                                    0

                            (iii) sole power to dispose or to direct the disposition of (1)
                                    1,340,584

                             (iv)   shared power to dispose or to direct
                                    the disposition of
                                    0

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                        N/A



_________________________________________________________________________
(1) 1,340,584 Shares of Common Stock are beneficially owned by Allstate Insurance Company, an indirect subsidiary of Sears, Roebuck and Co.

                            Page 4 of 5 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

                        Allstate Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 8            Identification and Classification of Members of the
                  Group.

                        N/A

Item 9            Notice of Dissolution of Group.

                        N/A

Item 10           Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 1995


                                          SEARS, ROEBUCK AND CO.

                                          By ALLSTATE INSURANCE COMPANY

                                          By  /s/ John F. Podjasek, Jr.
                                             Its Authorized Signatory



                            Page 5 of 5 Pages